Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2010	2009(1)

A Net income as reported, Canadian GAAP ($ millions)	1,323.9	741.5
B Items adjusting net income ($ millions)	(62.3)	1.0
C Net income, US GAAP ($ millions)	1,261.6	742.5
D Weighted average number of shares outstanding	296,492,000	295,467,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,324,000	8,335,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,311,000	8,334,000

CANADIAN GAAP
Basic earnings per share (A/D)	4.47	2.51
Diluted earnings per share (A/(D+E))	4.34	2.44

UNITED STATES GAAP
Basic earnings per share (C/D)	4.26	2.51
Diluted earnings per share (C/(D+F))	4.14	2.44

(1)	Corrected as described in Note 18 in Part I, Item I